Exhibit 8.1

List of Principal Subsidiaries and Affiliated Entities

Subsidiaries	Place of Incorporation
Cloopen Limited	Hong Kong
Cloopen Japan Co., Ltd.	Japan
Anxun Guantong (Beijing) Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Ronglian Yitong Information Technology Co., Ltd	PRC
Beijing Ronglian Huitong Technology Information Co., Ltd.	PRC
Beijing Baiyi High-Tech Information Technology Co., Ltd.	PRC
Beijing Ronglian Guanghui Technology Co., Ltd.	PRC
Beijing Ronglian Qimo Technology Co., Ltd.	PRC
Shenzhen Zhongtian Wangjing Technology Co., Ltd.	PRC